

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2020

<u>Via E-mail</u>

Daniel P. Raglan, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281

> **Re: Potbelly Corporation**
> **PREC14A Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2020 by Vann A. Avedisian Trust U/A 8/29/85; Intrinsic**
> **   Investment Holdings, LLC; KGT Investments, LLC; The Khimji**
> **   Foundation; Mahmood Khimji; Vann A. Avedisian; Bryant L. Keil;**
> **   Neil Luthra; David J. Near; and Todd W. Smith**
> **File No. 001-36104**

Dear Mr. Raglan:

    We have reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. Please revise the statements that each of the Investors and each Nominee "may be deemed" participants under applicable rules to remove the uncertainty.

<u>Background to this Solicitation, page 2</u>

2. Please explain why the Investors determined not to include Mr. Keil as a nominee, and decided to proceed with nominating three candidates as opposed to four.

<u>Reasons for the Solicitation, page 4</u>

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis. Accordingly, please disclose the basis for or data underlying your calculations that Potbelly has experienced a traffic decline in excess of 25%.

4. Please describe how your nominees plan to effect the changes listed on pages 4 and 5, if elected, given that they would constitute a minority of the board.

Solicitation of Proxies, page 21

5. We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Incorporation by Reference, page 25

6. Please advise us as to when the participants anticipate distributing the definitive proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures, and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Form of Proxy

7. Please present the front of the proxy card first and the reverse side of the card subsequently.

8. Please ensure that the proxy card makes it abundantly clear where write-in exceptions should be written on the card. To the extent a single line is being used for write-ins, please ensure that sufficient space exists for multiple names to be written in.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-7951. You may also contact David Plattner, Special Counsel, at (202) 551-8094.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions